

You Asked; We Answered. Investment Now Open.


slø
x
WEFUNDER

Take me there now!

It All Started on TikTok

This project has been fueled and driven by the community from the beginning. It all started when our Founder and CEO, Kristian Hansen, accidentally thrifted a pair of women's jeans and chose to share his shock and awe over the lack of pockets on TikTok. In the posts that have followed, tens of thousands of you have explained that pockets are only part of the problem, sparking conversations about issues with sizing, thigh degradation, belt loops that rip after one tug, and sensory issues.

Today, we launch **slø**; the antithesis of our collective enemy. You know who, the destroyer of worlds, killer of quality, and the leader of the extinction of pockets, *fast fashion.* *gasp*







In all seriousness, in response to over 4,000 requests, we have opened up the ability to invest in our company, creating, therefore, the world's first community-driven, founded, developed, designed, and now funded fashion company.

If you have been with us for every step of the journey thus far and you believe in this project, you deserve a piece of this pie. If we succeed, you succeed. This is all happening on a platform called WeFunder which gives you the opportunity to buy equity in our company for as low as $100.
**Disclaimer: $100 is the SEC minimum for investing in a small business. If we were able to make this amount smaller, we would have done it in a heartbeat.*

With that being said, a core value of our brand is giving back to the community —not only does this mean giving back to nonprofits but it also means giving back to you. We chose WeFunder rather than a traditional Venture Capital (VC) firm because we want this project to truly be one that is governed and owned by the community, not governed by a millionaire/billionaire.

This project has never been about lining our own pockets (haha get it) with millions of dollars. This project has always been, and will always be, about solving a clear problem, one that is experienced by billions worldwide, by providing a tangible and long-lasting solution that is as accessible to all people as possible.

Together we can take down Fast Fashion to forge a better, greener, and more sustainable world for our generation and the generations to come. It all starts here.

Thank you for believing in us,
The slø team











To learn more about this opportunity check out our Pitch Deck on WeFunder by clicking the button below!

This is the button!


Coming Soon

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Los Angeles, CA, USA | Share on social | Check out our site

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Woah —

Funding Updates:

If you didn't see our last email, we opened up a round of funding on WeFunder. It's a platform that allows you to invest in startups you believe in for as little as $100. Click "The Button" to check it out.

"The Button"










slø
x
WEFUNDER







You've already raised $20,000 against Fast Fashion!

We're absolutely floored that in ~6 hours this community has thrown even support behind this project.

Transparency has been and always will be at the core of what we do here. With that being said, we are going to send out a daily update over the next 7 days focusing on updates with regard to the funding round.

Here are today's updates:

- Over 70 investors have joined the revolution
- We have raised over $20,000





Our goal is to have this round completely community funded and owned, to achieve that we need to reach ~1,000 investors. Today was a great first step in achieving that goal.

We look forward to coming back tomorrow with some new updates.



What our investors have had to say so far:

"I'm tired of fast fashion and the waste that is created by these large companies. I want a better future for the planet." **-Samantha Harlow**

"Because this pocket revolution has been brewing for a long time. Corporations often greatly underestimate the power behind valuing their female customers. I truly believe this vision will succeed beyond what anyone can even imagine. I would be a fool not to invest in this product and company." **- Arlene Martinez-Linger**







"...With the great attention to getting it right and searching for community, input shows how important getting this right is and I believe it will be done right." **-Alexa Gatesman**

Disclaimer: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

"The Button"

8 The Green, Dover, Delaware, USA

Check out our site





Did they really just do that...—


&$!#%
&$!#%
&$!#%

Funding Updates:

We will be sending daily updates for the first week of funding.

If you're new to the email list, we have opened up a round of funding on WeFunder. It's a platform that allows you to invest in startups you believe in for as little as $100. Click "The Button" to check it out.

"The Button"


slø
x
WEFUNDER









You've raised $50,000 against Fast Fashion in a single day!







We're officially one full day into this funding round and the ranks of this revolution have more than tripled.

Fast Fashion is watching this campaign very closely. When we say they're shaking in their cheap, falling apart boots, we mean it. Yesterday we realized our CEO, Kristian Hansen, has been shadowbanned* on TikTok. After steady growth for 3 weeks, TikTok has halted the FYP placements of his content.

They said the revolution will be televised, they didn't realize we'd be doing the broadcasting too. Now more than ever, we need to tell TikTok this revolution will not be silenced. This revolution will not be fought with weapons or fire, but with your engagement. Your duets, stitches, shares, likes, and comments are the tools we will use to overcome this censorship.

*****Shadowbanning*** *is is the practice of blocking or partially blocking a user or their content from some areas of an online community so that it will not be readily apparent to the user that they have been banned. (AKA they are limiting the number of people who will see our content)*

Here are today's updates:

- Over 240 investors have joined the revolution
- We have raised over $56,000





Our goal is to have this round completely community funded and owned, to achieve that we need to reach ~1,000 investors. Today was a huge leap forward in achieving that goal.

We look forward to coming back tomorrow with some new updates.



What our investors have had to say so far:

"Because this is something well overdue and the work you guys are doing is going to make a lot of people happy!" **-Salma Servin**

"I want to invest in people and companies that want to change the status quo. It may be just jeans, but something this simple can inspire and lead the way for instrumental change for women. Plus I want some jeans that fit and are functional! Thanks for existing!" **- Danae Hurst**

"I've never seen a pair of gender-neutral jeans. This is rocking my world as a nonbinary person. But most importantly, I just want jeans that actually fit me."
-Mika Noerresoe Haase Soerensen

"The Button"







Sia - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA

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Jeans Guy did what?! —

You have 32 hours...

We will be sending daily updates for the first week of funding.

If you're new to the email list, we have opened up a round of funding on WeFunder. It's a platform that allows you to invest in startups you believe in for as little as $100. Click "The Button" to check it out.

"The Button"










slø
x
WEFUNDER

We're Extending the Early Bird Discount for the First 500 Investors.

(Existing Investors will automatically get better terms)

We're officially three days into this round of funding and we are over the moon with all the love and support flowing in.

The larger this community the stronger we stand.
We want to open up the 5% Early Bird Discount to every one of our first 500 investors. It was originally only available to those of you who invested on the first day of funding, however, we will be applying this discount to all of you who have already invested, and will keep it open for the next 162 investors.

NOTE: You don't need to pay today, you are capable of reserving your share without finalizing your payment.

- Waiting on your Paycheck? - No Problem!
- Waiting to see the pants? - We get that!
- Waiting for your cousin to pay you back? - Me too. If you're reading this, pay me back Alex, it's been 4 months.













Here are today's updates:

- Over 338 investors have joined the revolution
- We have raised over $79,000

Our goal is to have this round completely community funded and owned, to achieve that we need to reach ~1,000 investors. Today was another phenomenal day towards achieving this goal, let's push for 500 by Tuesday the 11th in honor of office iguana, Jenkins, birthday.

We look forward to coming back tomorrow with some new updates.






What our investors have had to say so far:

"If it weren't for revolutions we wouldn't be here today. Let's change the game!" **-Armando Rodriguez,** Marine Corps Veteran Music Lover Creative Thinker

"As someone who wears women's clothing daily, I'm angry every time I don't have a pocket to carry even my phone. I've lost/left behind credit cards, keys, IDs, and phones for years because I simply don't have a pocket to shove a



small-but-important item quickly. This product will change the future of fashion!" **- Cathryn Campbell**

"II want to invest because your platform will change the clothing world. I've always worn the thighs of my jeans out well before the rest of the garment and perpetually rip the belt loops off. I'm excited to see the products y'all produce." **-Stephanie Carrillo**

"The Button"

Slø - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA | Share on social | Check out our site

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Jenkins is watching you —

Welcome to the Pocket Revolution

We will be sending daily updates for the first week of funding.

Since we have so many new faces today, we have opened up a round of funding on WeFunder. It's a platform that allows you to invest in startups you believe in for as little as $100. Click "The Button" to check it out.

"The Button"


slø
x
WEFUNDER







439 Revolutionaries have joined the Fight against Fast Fashion

Next 61 get an Early Bird Discount





If **Unnamed Fashion Company isn't scared yet, wait until they see 500 of you!**

If this weekend didn't prove the power of listening to the people, I don't know what will. A whopping 439 pocket enthusiasts rallied against Fast Fashion and raised over $100,000(read as a newscaster for lol). We will begin setting up our Private Investment Community this week. If you'd like to be included in our secret society of pocket bearers there's still plenty of time to invest in this round!

NOTE: You don't need to pay today, you are capable of reserving your share without finalizing your payment.

- Waiting on your Paycheck? - No Problem!
- Waiting to see the pants? - We get that!
- Waiting for Joe Biden to take the eraser to college debt? - Yeah...same

<u>Here are today's updates:</u>

- Over 431 investors have joined the revolution
- We have raised over 108,000

This weekend was absolutely historical! Who should play you in the Netflix Special when they undoubtedly make a movie about this? I'm hoping for Timotheé Chalamet(Jenkins wants the Geico Lizard).

We look forward to coming back tomorrow with some new updates.



Do it for Jenkins!

Early bird special extended in honor of our favorite office iguana's birthday!!





What our investors have had to say so far:

"I have been following the tiktok journey of these jeans and am so impressed and amazed by the passion Kristian and the rest of the team have for bringing affordable, ethically sourced, well made clothing to the world. I am saying no to fast fashion! **- Cass Wardz**

"I'm sick of buying pants that rip open on my thighs. Pants that only last a couple months. Pants that restrict my movement. Pants that fall apart. I want to help the world acquire pants that are comfy, affordable, and that last." **- Jessi Laundre**

"I wanted to invest because I wanted to be apart of the revolution. Buying pants that don't have pockets is a huge bummer to your already bad day. Literally, I lost my phone when I put them in one of those "magic pockets". Also, I love the message of a non-binary clothing brand because people shouldn't feel obligated to chose either just men's or women's clothing. So why not all inclusive? I'm really looking forward to seeing people actually be comfortable shopping, instead of disappointed or riddled with anxiety having to chose gendered pants." **-Gabrielle Perry**

"The Button"







Sio - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA

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12,506,650 reasons why investing in our business model is <u>not</u> like buying a Powerball ticket.

In today's email, we want to celebrate our wins to date and give you a little behind the screen look at what's been going on these fast few days.

<u>What the community has contributed to the fight against fast fashion:</u>

1. 500 investors have contributed to this round of funding in 96 hours
2. 5,000+ preorder interest forms were submitted in less than 24 hours
3. 15,000 people added to our newsletter
4. 25,000 feedback forms submitted - models, podcast, design, and branding
5. 44,000 projected unit sales in 2022



6. 75,000+ people have expressed interest in purchase over the last 3 weeks
7. $121,000 raised in 96 hours(even WeFunder is surprised by this growth)
8. 220,000 unique site visitors registered this month
9. 12,000,000 people have seen our content in the last 3 weeks

<u>What we have contributed to the fight against fast fashion:</u>

1. 1 lead designer secured
2. 5 prototypes are en route
3. 19 days without sleep
4. 30 manufacturers have been researched, vetted, and communicated with
5. 45 job interviews have been held, 30 more this week
6. 50+ Tik Tok videos have been recorded and published
7. 1,000+ hours of work clocked in by the team and still happily chugging along

Now that we've passed the 500 investor mark we will be opening up our Private Investor Community this weekend.

We look forward to coming back tomorrow with some new updates about that.

NOTE: You don't need to pay today, you are capable of reserving your share without finalizing your payment.

- Waiting on your Paycheck? - No Problem!
- Waiting to see the pants? - We get that!
- Waiting for crypto to bounce back? - Yeah...same





Go to WeFunder

What our investors have had to say so far:

"Thank you for caring about women's needs in fashion! I'm a teacher and I need pockets that can actually hold my phone and other things without them falling out around my classroom! You guys rock and I am forever grateful!"
- Autumn Tussing

"II want to prove to the world that positive collective action is possible!" **- Nadia Sampson**

"To see better fitting jeans for women. To show my daughters that all bodies are beautiful and deserving of good fitting clothes" **- Samantha Emery**



Go to WeFunder

Slø - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA

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We'd give an arm and a leg for you, but hopefully, this will do.


slø
not fast fashion.

We're Giving Away 250 Pairs of Jeans

Exclusively on Instagram

We'll give a free pair of jeans to you and your friends, this is what you have to do to be considered:

1. Follow MNTN Co. and Kristian on Instagram.
2. Tag your friends in his last post and tell us why these jeans are important to you!
3. Make sure you and all the friends you tag are following both accounts to be considered.

You're only 3 small steps away from earning your dream jeans for free.



Here are today's funding updates:

Over 553 investors have joined the revolution

We have raised over $133,000

NOTE: You don't need to pay today, you are capable of reserving your share without finalizing your payment.

- Waiting on your Paycheck? - No Problem!
- Waiting to see the pants? - We get that!
- Waiting for that NFT to sell? - Yeah...same

We look forward to coming back tomorrow with some new updates about that.

Go to WeFunder



What our investors have had to say so far:





"As a plus size woman who wears a size just put of range of most plus size clothing, and whose body shape doesn't match the typical plus size model's, the idea of finding jeans that will fit and made by a company that actually gives a shit... Phenomenal!" **- Wendy Streit**

"I love the idea of better jeans for all. Gays, Straights and Non Binary mates all deserve jeans that last and fit perfectly. Also pockets I can potentially fit my lightsabers in, is a great investment." **- Angelina Riley**

"I fully believe in the message you are trying to put out and the issue you want to fix within the industry aimed at women. I'm super happy and excited that finally someone cares enough to make affordable quality jeans that fit properly AND have pockets. (Because honestly you had me just with making jeans that are properly tailored to fit, the pockets are just an amazing perk at this point)" **- Vida A Alvarado**

Go to WeFunder

Slø - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA | Share on social | Check out our site



It's like a charcuterie board but better.


slø
not fast fashion

Denim never looked so delicious

We will be giving away the ultimate denim collection to one of our amazing investors who's helped us get to $150,000!

This package will include each of the designs in our initial release. You'll literally have a pair of perfect fitting, functional, and durable jeans to wear for each day of the week.

To be eligible you will have to have invested before we hit the $150,000 mark ***and*** *have your payment method connected.*

Anyone who has already invested and connected their bank account will be automatically entered.



Here are today's funding updates:

Over 577 investors have joined the revolution

We have raised over $138,000

NOTE: You don't need to pay today, you are capable of reserving your share without finalizing your payment.

- Waiting on your Paycheck? - No Problem!
- Waiting to see the pants? - We get that!
- Did your dog think that $20 was a toy? - Yeah...same

We look forward to coming back tomorrow with some new updates.
No cheese was harmed in the making of this email

Go to WeFunder



What our investors have had to say so far:





"I'm plus size with hard to fit body, my partner is trans and neither mens nor womens fit right. Would love to have jeans that fit with pockets"
- Star Picucci

"Finding a fashion company that makes sturdier clothes is a dream come true. To be a part of getting it up and running is just common sense. Great work guys, happy to be a part of this revolution in the clothes industry" **- Chrissy Pearce**

"Women's fashion has caused me so many problems over the years. Too small pockets have caused me to drop important items, lose them, etc. I have ripped through brand new pairs of pants within a week. It's time for something that fits and lasts." **- Vida A Alvarado**

Go to WeFunder

Slø - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA | Share on social | Check out our site

Join us on our members app to stay updated and keep in touch.





Addressing The Tiger in the Room


slø
not fast fashion.

Today marks the first day of the Year of the Tiger

Many members in our community this year represents Growth, Recovery and Family.

We're talking about the Lunar New year, which marks the beginning of the new year for the cultures around the world that observe the Moon Cycles of the Lunar Calendar.

We see this as fitting for our first update in a new 3 part mini series.

Part 1: Growth



Community: Within our first 30 days of **slø**, this community has absolutely snowballed into an avalanche of 658,300 revolutionaries. *Is that a good analogy or is this winter just getting to my head?*

Preorders: With over 30,000 preorder registration forms submitted, we are on track to not only become one of the largest breakout fashion brands in recent years, but also to apply some serious pressure on Fast Fashion!

Product: Kristian has just travelled 12,800km to expedite this process, confirm our manufacturer, and get this show on the road. *Yes, that means you could see the jeans this month.*

Funding: We are nearing the $200,000 mark with 800 investors! We are so close to our goal of 1000 investors, we can taste it... *not the investors... the goal... another bad word choice maybe.*

Team: Last week, we began onboarding a new team of talented individuals who are going to be paramount in ensuring you get not only the highest quality pair of pants in your closet, but also the highest quality ordering experience. We're so excited to show you what's in store!

A lot has happened, and from the outside looking in, you may be growing impatient, but we are making strides everyday to get this denim to your doorstep as fast as possible. We appreciate your constant support, patience, and understanding as we work to get this right.

See you tomorrow for Part 2: Recovery.





Our WeFunder is still live, see what our investors have had to say so far:

"I'm so excited to have an option for affordable, comfy, ethically-made (!!!!) jeans with pockets, and I want to join the revolution against fast fashion" - **Sam Erin**

"I believe in people doing great and extraordinary acts which make this world a better place to live." **- Janel Harlan**

"I'm 5'1 with larger thighs and a small waist. Because of those proportions I can't ever find a pair of jeans that fit my hight and waist or



my waist and thighs. I always have had to choose between having them fir my thighs or waist. And it's frustrating. So, to invest in something that I believe is going to revolutionize the jeans part of the women's fashion industry. Is an honor to help support it as it starts up. I look forward to seeing the great things that come from you guys." **- Valerie Marich**

Go to WeFunder

Slo - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA | Share on social | Check out our site

Join us on our members app to stay updated and keep in touch.

Download & Join

Recovering from the Damage

Today marks day two of the Year of the Tiger

Many members in our community are hoping this year brings Growth, Recovery, and Family.

We're talking about the Lunar New year, which marks the beginning of the new year for the cultures around the world that observe the Moon Cycles of the Lunar Calendar.



We see this as fitting for our first update in a new 3 part mini-series.

Part 2: Recovery

Industry: Something we didn't realize when we began our pocket crusade was the damage that the Fast Fashion industry has caused to our community. Whether it's a sizing system that has made you feel too big or too small, gender labels that don't reflect your identity or jeans that break faster than you can afford to replace, slø is here to support your needs and welcome you into our inclusive family.

Environmental: If you know us from MNTN Co., you know how seriously we take our commitment to sustainability. That's why, despite the presentation of an impressive list of accreditations and certifications verifying our manufacturer's sustainable practices, we are going to see it for ourselves. We understand that it's hard to verify safe and sustainable labor practices without actually witnessing them, so we want to share the details of our trip with you, too! Keep an eye out for our upcoming series on our travels.

We hear you and see your pain in our comment sections every day. Together we will blaze a trail of inclusivity and recover from the alienation felt from Fast Fashion.

I look forward to coming back tomorrow with Part 3: Community.





Our WeFunder is still live, see what our investors have had to say so far:

"I'm so excited to have an option for affordable, comfy, ethically-made (!!!!) jeans with pockets, and I want to join the revolution against fast fashion" - **Sam Erin**

"I believe in people doing great and extraordinary acts which make this world a better place to live." **- Janel Harlan**

"I'm 5'1 with larger thighs and a small waist. Because of those proportions I can't ever find a pair of jeans that fit my hight and waist or my waist and thighs. I always have had to choose between having them fir my thighs or waist. And it's frustrating. So, to invest in something that I believe is going to revolutionize the jeans part of the women's fashion





industry. Is an honor to help support it as it starts up. I look forward to seeing the great things that come from you guys." **- Valerie Marich**

Go to WeFunder

Slo - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA | Share on social | Check out our site

Join us on our members app to stay updated and keep in touch.

Download & Join





We see this as fitting for our first update in a new 3 part mini-series.

Part 2: Recovery

Industry: Something we didn't realize when we began our pocket crusade was the damage that the Fast Fashion industry has caused to our community. Whether it's a sizing system that has made you feel too big or too small, gender labels that don't reflect your identity or jeans that break faster than you can afford to replace, slø is here to support your needs and welcome you into our inclusive family.

Environmental: If you know us from MNTN Co., you know how seriously we take our commitment to sustainability. That's why, despite the presentation of an impressive list of accreditations and certifications verifying our manufacturer's sustainable practices, we are going to see it for ourselves. We understand that it's hard to verify safe and sustainable labor practices without actually witnessing them, so we want to share the details of our trip with you, too! Keep an eye out for our upcoming series on our travels.

We hear you and see your pain in our comment sections every day. Together we will blaze a trail of inclusivity and recover from the alienation felt from Fast Fashion.

I look forward to coming back tomorrow with Part 3: Community.





Our WeFunder is still live, see what our investors have had to say so far:

"I'm so excited to have an option for affordable, comfy, ethically-made (!!!!) jeans with pockets, and I want to join the revolution against fast fashion" - **Sam Erin**

"I believe in people doing great and extraordinary acts which make this world a better place to live." **- Janel Harlan**

"I'm 5'1 with larger thighs and a small waist. Because of those proportions I can't ever find a pair of jeans that fit my hight and waist or my waist and thighs. I always have had to choose between having them fir my thighs or waist. And it's frustrating. So, to invest in something that I believe is going to revolutionize the jeans part of the women's fashion



industry. Is an honor to help support it as it starts up. I look forward to seeing the great things that come from you guys." **- Valerie Marich**

Go to WeFunder

Sie - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA

Share on social

Check out our site

Join us on our members app to stay updated and keep in touch.

Download & Join



We see this as fitting for our first update in a new 3 part mini-series.

Part 2: Recovery

Industry: Something we didn't realize when we began our pocket crusade was the damage that the Fast Fashion industry has caused to our community. Whether it's a sizing system that has made you feel too big or too small, gender labels that don't reflect your identity or jeans that break faster than you can afford to replace, slø is here to support your needs and welcome you into our inclusive family.

Environmental: If you know us from MNTN Co., you know how seriously we take our commitment to sustainability. That's why, despite the presentation of an impressive list of accreditations and certifications verifying our manufacturer's sustainable practices, we are going to see it for ourselves. We understand that it's hard to verify safe and sustainable labor practices without actually witnessing them, so we want to share the details of our trip with you, too! Keep an eye out for our upcoming series on our travels.

We hear you and see your pain in our comment sections every day. Together we will blaze a trail of inclusivity and recover from the alienation felt from Fast Fashion.

I look forward to coming back tomorrow with Part 3: Community.





Our WeFunder is still live, see what our investors have had to say so far:

"I'm so excited to have an option for affordable, comfy, ethically-made (!!!!) jeans with pockets, and I want to join the revolution against fast fashion" - **Sam Erin**

"I believe in people doing great and extraordinary acts which make this world a better place to live." **- Janel Harlan**

"I'm 5'1 with larger thighs and a small waist. Because of those proportions I can't ever find a pair of jeans that fit my hight and waist or my waist and thighs. I always have had to choose between having them fir my thighs or waist. And it's frustrating. So, to invest in something that I believe is going to revolutionize the jeans part of the women's fashion





industry. Is an honor to help support it as it starts up. I look forward to seeing the great things that come from you guys." **- Valerie Marich**

Go to WeFunder

Sie - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA

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Community to Crusade, the Family is Growing


slø
not fast fashion.

Today marks day three of the Year of the Tiger

Many members in our community are hoping this year brings Growth, Recovery, and Family.

We're talking about the Lunar New year, which marks the beginning of the new year for the cultures around the world that observe the Moon Cycles of the Lunar Calendar.

We see this as fitting for our first update in a new 3 part mini-series.



Part 3: Family

We started our pocket conversation as a joke. Never could we have imagined that it would cascade into a passionate community of people who want to see the fashion industry change for the better, both in product and in practice. There's something so special and unique about the connection fueling this brand.

That is why we want to thank you. Thank you for making our dreams come true, and thank you for being a part of this family. You motivate us and our mission every single day, and we couldn't be more grateful.

Social

- @slo.co on TikTok
- @slojeans on Instagram - Giveaways Weekly!
- Youtube(coming soon)
- Discord(coming soon)

Fundraising

- **WeFunder**: We have surpassed $200,000!!!
  - Our Private Investor Community, *Dead Pocket Society,* is now live on Patreon.
    - Investors who have confirmed their payment will receive an email invite soon! Click here to do that now!

That concludes this 3 part series; thanks for being here with us. See you next week with some more updates.









Slo - Functional Clothes that last is testing the waters to evaluate investor interest. No money or other consideration is being solicited; if sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and, then, only through Wefunder. Any indication of interest has no obligation or commitment of any kind.

Los Angeles, CA, USA

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